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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7




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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $15,170

COST OF OPERATION                                           18,043

OPERATING LOSS                                              (2,873)

NONOPERATING INCOME                                          2,638

LOSS BEFORE FEDERAL INCOME TAXES                              (235)

FEDERAL INCOME TAX CREDIT                                     (235)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

CASH DIVIDENDS DECLARED                                         -

BALANCE AT END OF PERIOD                                      $ -


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           JUNE 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $64,791
  Accumulated Depreciation and Amortization                  48,959

         NET MINING PLANT                                    15,832

CURRENT ASSETS:
  Cash and Cash Equivalents                                  17,532
  Accounts Receivable:
    General                                                   2,388
    Affiliated Companies                                        263
  Materials and Supplies                                      7,318
  Accrued Tax Benefit                                         1,633
  Prepayments                                                 1,703

         TOTAL CURRENT ASSETS                                30,837

DEFERRED INCOME TAXES                                        20,995

REGULATORY ASSETS                                             5,277

DEFERRED CHARGES                                                203

           TOTAL                                            $73,144


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          JUNE 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

LONG-TERM DEBT - Finance Obligations                           234

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           5,467
  Accrued Postretirement Benefits Other Than Pensions       13,394
  Accrued Reclamation Costs                                 22,365
  Other Operating Reserves                                  11,410

         TOTAL OTHER NONCURRENT LIABILITIES                 52,636

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable:
    General                                                  1,618
    Affiliated Companies                                       541
  Accrued Reclamation Costs                                  4,752
  Accrued Vacation Pay                                         775
  Workers' Compensation Claims                               1,412
  Obligations Under Capital Leases                           3,333
  Other                                                      2,267

         TOTAL CURRENT LIABILITIES                          14,802

DEFERRED CREDITS                                             5,465

           TOTAL                                           $73,144


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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1997
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter                                                         .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                       2,638

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $ (2,638)
            2. Year-to-Date                                                                              $ (2,969)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 17,808

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                             (2,638)

       C. Cost Applicable to Current Quarter Coal Billings                                                 15,170
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,143
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 11,027

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                167,980

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $65.64

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
/TABLE
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   431
Indirect Labor-UMW*                                          1,565
Benefits-UMW*                                                1,395
Salaries and Benefits-Nonunion                                 933
Operating Supplies                                           1,875
Repair Parts and Materials                                     993
Electricity and Other Utilities                                652
Outside Services-Maintenance, Haulage and Reclamation          421
Taxes Other Than Federal Income Taxes**                        530
Rental of Equipment                                          1,924
Depreciation, Depletion and Amortization                       953
Mining Cost Normalization***                                   455
Reclamation                                                  4,119
Other Production Costs                                       1,783

Subtotal                                                    18,029

Transfers of Production Costs (to)/from Coal Inventory          14

          Total                                            $18,043

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              JUNE 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       58,020     46,780     11,240

Coal Interests (net of depletion)      4,155       -         4,155

Leasehold Improvements                 2,292      2,179        113

    Total Mining Plant in Service    $64,791    $48,959    $15,832